Exhibit 99.4

INDUSTRY OVERVIEW

OVERVIEW

Data centers are a key component of the internet and enterprise information technology, or IT, infrastructure. Data center service providers offer infrastructure, managed hardware and software services, including providing physical facilities, housing large amounts of network and computing equipment, running mission-critical applications, storing valuable and confidential information, providing internet connectivity and facilitating various software solutions to satisfy data storage, interconnectivity, computing and security.

Depending on the operators, data centers are classified into the following three categories in terms of the type of services providers:

•	Carrier-neutral. Carrier-neutral data centers offerer access to a number of different carriers. They are network agnostic and offer interconnection to networks operated by multiple network service carriers and internet services providers, or ISPs. According to Frost and Sullivan, the market share of carrier-neutral data centers out of the China's overall data center market is expected to grow rapidly from 45.8% in 2020 to 62.0% in 2025.

•	Carrier-operated. Carrier-operated data centers are operated by network services carriers who own or manage networks and typically require their customers to use the carrier’s own network. They may only allow interconnection to a limited number of alternative networks for backup and reliability.

•	In-house. In-house data centers are owned or operated by end users, including corporations and organizations.

The growth of the digital economy has hastened the advent of technology and intensified the transformation of the global economy. Increasing broadband and mobile internet penetration drive the significant growth of data types and volume, resulting in demand for high-quality data centers services and effective digital solutions. To ease enterprises’ workloads, enterprises tend to outsource data centers and other value-added services, mainly due to the non-core nature of IT operations, complex IT requirements and the preference for asset-light business models. We believe a carrier-neutral data center service offering a full-stack and one-stop holistic solution to a diversified customer base is well positioned to capture the significant opportunities in an era of digitalization. Typical carrier-neutral IDC services include:

•	Hosting Services. Data centers provide customers with high quality, secure and reliable infrastructure for customers’ network and computing needs, including building space, power, cooling and security systems and network connectivity. Managed hosting services may include hardware, operating systems or networking services for customers, allowing customers to focus on managing their own applications.

•	Cloud Services and Managed Services. Cloud services and managed services offer on-demand access to a shared pool of configurable, computing and storage resources which can be instantaneously deployed and easily scaled to enterprises. We believe cloud services and applications are central to the future of the data center industry.

•	Enterprise Connection Services. Enterprise connection services refer to utilization of proprietary networks and specialized routing technologies to optimize internet connectivity and interconnection across networks to facilitate efficient application and content delivery over the internet.

CHINA’S RAPIDLY GROWING DATA CENTER SERVICE MARKET

According to Frost & Sullivan, China’s data center service market has experienced significant growth in recent years and is expected to continue to grow rapidly. According to Frost & Sullivan, the total revenue of China’s data center service market increased from RMB50.6 billion in 2016 to RMB86.7 billion in 2020, representing a CAGR of 14.4%, and is expected to grow at a CAGR of 12.3% from 2020 to 2025, reaching RMB154.9 billion by 2025.

China’s Data Center Service Market Size, 2016 – 2025

RMB billion

Source: Frost & Sullivan

China’s carrier-neutral data center service market has gained growing momentum and the market share of carrier-operated data center market has gradually decreased, mainly due to the advantages of multi-network access and quality services provided by carrier-neural data centers. According to Frost & Sullivan, China’s carrier-neutral data center service market has experienced outsized growth, expanding at a CAGR of 22.2% from RMB17.8 billion in 2016 to RMB39.7 billion in 2020, faster than the average growth of the carrier-operated data center service market, which grew at a CAGR of 9.4% during the same period. As a result of the evolution of the digital economy and increasing adoption of cloud services, China is now one of the fastest growing carrier-neutral data center service markets globally, expected to achieve a CAGR of 19.3% between 2020 to 2025, according to Frost & Sullivan.

KEY GROWTH DRIVERS OF CHINA’S CARRIER-NEUTRAL DATA CENTER SERVICE MARKET

The following factors are expected to drive the development and growth of China’s carrier-neutral data center service market:

Growing IT outsourcing capacity by enterprises. Enterprises are increasingly outsourcing IT infrastructure to third-party data centers to reduce complexity, address staffing and budget constraints, and more effectively cope with dynamically challenging IT needs to support key business objectives. Third-party data center services are able to bring value to companies and are helping IT departments manage increasing complexity and do more with less. In addition, outsourcing is more cost-effective than managing systems internally, as third-party data center solution providers can spread their costs across multiple customers and pass the resultant economies-of-scale to customers. Moreover, many businesses are seeking for agility to take advantage of new market opportunities, and third-party data center service can typically deliver a critical project faster than internal IT. According to Frost & Sullivan, the total IT outsourcing services market in China is expected to grow at a CAGR of 5.4%, from RMB297.6 million in 2020 to RMB386.9 million in 2025.

Implementation of next-generation 5G network and disruptive technologies. As 5G network begins its commercialization progress, the speed of mobile connectivity will be greatly enhanced, facilitating the growth of mobile applications reliant upon data centers. The speed of 5G network can be over 100 times over 4G network, enable substantial amount of data to be transmitted within a shorter period of time, according to Frost & Sullivan. In recent years, due to the continuous support of government policies and the rapid development of new technology and Internet enterprises, the market size of emerging disruptive technologies, represented by the Internet of Things (“IoT”), artificial intelligence (“AI”), big data, 5G technology and AR/VR technology, has been growing rapidly. The number of data center service will also grow rapidly in the future due to the increasing demand for data from the development of disruptive technologies. According to Frost & Sullivan, the IoT market size reached RMB2,068.0 billion in 2020 and is estimated to reach RMB4,702.8 billion in 2025, growing at a CAGR of 17.9%; the AI market reached RMB185.8 billion in 2020 and is estimated to reach RMB1,045.7 billion in 2025, growing at a CAGR of 41.3%. Big data market size reached RMB26.9 billion in 2020 and is forecast to reach RMB67.8 billion in 2025 at a CAGR of 20.3%; 5G base station country investment reached RMB109.3 billion in 2020 and is estimated to reach RMB537.4 billion in 2025 with a CAGR of 37.5%; AR/VR market size reached RMB20.6 billion in 2020, and it is estimated that the AR/VR market size will reach RMB295.5 billion in 2025 at a CAGR of 70.3%.

Growing data center service demand from China’s cloud service providers and enterprise digital transformation. Cloud computing has brought fundamental changes to the market landscape of IT infrastructure in China. Substantial demand from China’s cloud service providers will be a critical catalyst for China’s data center service market. Major cloud service providers, such as AliCloud, Tencent Cloud, Huawei Cloud and Kingsoft Cloud, are examples of hyperscale data center service customers. In addition, benefitting from the significant growth of smartphone and internet penetration, traditional China’s largest internet giants have been and will continue to be the key growth drivers for the carrier-neutral data center service market. These major cloud services providers and large-scale internet giants are outsourcing the construction and operation of hyperscale data center to significantly reduce upfront capital expenditures, enjoy flexibility and cost advantages, and focus on their core businesses. In particular, when choosing to outsource the construction and operation of hyperscale data center, they will also evaluate the providers’ capabilities such as design, development and operational expertise, energy efficiency and response time.

Government policies remain supportive, despite the recent regulatory headwinds. The PRC government has taken multiple actions to promote the healthy growth of the data center industry. In March 2020, the PRC government announced it would accelerate the construction of new infrastructure, including integrated large-scale quality data centers and 5th generation mobile networks, or 5G networks, as part of the “new infrastructure” campaign to boost sustainable growth and transform into a digitalized economy. In May 2020, the draft of “2020 National Economic and Social Development Plan” submitted by the National Development and Reform Commission clearly indicated the implementation of integrated large-scale data center construction projects across the nation, with the planning of approximately ten regional data center clusters and intelligent computing centers. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. Overall, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties.

Customer segments drive data center service demand. Data is a crucial resource for public and private enterprises nowadays. With the evolution of big data, the IoT, cloud computing technologies, etc. organizations increasingly track and analyze volumes of business data in real-time and make the necessary adjustments to their business processes accordingly. The rapid development of China’s cloud service providers and internet giants are expected to drive the growth of the data center industry. For the cloud service providers, the demand for online services in China still has plenty of room for growth, particularly in the cloud computing sector. The resource needs of applications such as big data, IoT, social networks and IaaS are leading to the growing demand for hyperscale data center architectures. These allow users to add on-demand computing resources from any location seamlessly. For the internet giants, China is expected to be a leader globally in data center construction, with more China’s internet giants looking to scale up their data centers to ensure reliability and stability of data services, as the application of 5G, the IoT, wearable devices and artificial intelligence spurs a burgeoning demand for computing power. In recent years, the market has seen rapid growth in industry verticals, such as emerging consumer model segments, e-commerce, fintech, and pan-entertainment segments, etc. According to Frost & Sullivan, the online healthcare market in China reached RMB92.1 billion in 2020 and is estimated to grow to RMB284.1 billion by 2025, at a CAGR of 25.3%; the e-commerce market in China reached RMB11.8 trillion in 2020 and is estimated to grow to RMB23.0 trillion in 2025, growing at a CAGR of 14.3%; the fintech service industry reached RMB203.6 billion in 2020 and is estimated to grow to RMB708.8 billion in 2025, at a CAGR of 28.3%; the game industry reached RMB311.4 billion and is estimated to increase to RMB517.5 billion in 2025, at a CAGR of 10.7%; and the live-streaming industry reached RMB68.8 billion and is estimated to increase to RMB160.7 billion in 2025, by a CAGR of 18.5%.

The overall growing trend of generating and processing data and robust growth in data traffic. Mobile data traffic has grown at a CAGR of 108.3% from 2016 to 2020 and reached 165.7 exabytes (“EB”) in 2020, which demonstrated the robust demand for capability to generate and process data. 5G networks are expected to be commercialized in the near future, enabling mobile users to use data-intensive applications. The mobile data traffic market is expected to reach 658.2 EB by 2025, growing at a CAGR of 31.8% for the period of 2020 to 2025.

COMPETITIVE LANDSCAPE OF CHINA’S CARRIER-NEUTRAL DATA CENTER SERVICE MARKET

According to Frost & Sullivan, the carrier-neutral data center service industry in China is highly competitive and fragmented. The market size of carrier-neutral data center service industry, by revenue, reached RMB39.7 billion in 2020 that the top five players accounted for the market share of 36.4% in total, according to Frost & Sullivan. We have achieved a 10.8% market share and are the second largest data center service provider in China in terms of revenues in 2020, according to Frost & Sullivan.

The following table sets forth the market share of key players in China’s carrier-neutral data center service market in terms of data center service related revenue in 2020.

Company	Ranking	Market Share (%)
Player A	1	13.1
VNET Group, Inc.	2	10.8
Player C	3	4.6
Player D	4	4.2
Player E	5	3.7

Source: Frost & Sullivan

According to Frost & Sullivan, we had the largest customer base among carrier-neutral data center service providers with a total of approximately 1,300 customers as of December 31, 2020.

The following table sets forth the ranking by total number of customers of key carrier-neutral data center service providers in China in 2020.

Company	Ranking	Total number of customers
VNET Group, Inc.	1	Approximately 1,300
Player E	2	Approximately 1,100
Player D	3	Approximately 1,000
Player A	4	Approximately 700
Player C	5	Approximately 480

Source: Frost & Sullivan

ENTRY BARRIERS AND SUCCESS FACTORS

Ability to adapt to enhanced governmental requirements. National licenses and operation permits issued by regulatory authorities are prerequisites to enter into the data center service market. In addition, an established and transparent track record of operation is required for data center service providers to secure power quota, prime land-use rights or other long-term resources from the government especially in tier-1 cities, defined as cities including Beijing, Shanghai, Guangzhou and Shenzhen, or nearby cities. The Chinese government continuously tightened up regulation on data processing activities to safeguard data security, promote data development and utilization, protect the lawful rights and interests of individuals and organizations, and maintain national sovereignty, security, and development interests. For example, the Standing Committee of the National People’s Congress of China published the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. Faced with enhanced governmental requirements, it has become apparent that only leading players, such as us, with strong ability to adapt and track record of compliance will be able to continue benefiting from the increasingly regulated market.

National wide network of fully connected IDCs. Large enterprise customers typically require their data centers to be located throughout the country and in close proximity to their business operations. It takes a considerable amount of time and resources to build a broad geographic data center footprint that allows customers to enjoy fast interconnectivity in multiple prime locations across tier-1 cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, or nearby cities.

Multi-carrier and cloud-dense connectivity. Enterprise customers require reliable and cost- effective connectivity to China’s major telecommunication carriers, non-major carriers and ISPs, as well as rapid interconnectivity across data centers. Furthermore, as an increasing number of enterprise customers adopt public cloud services, connectivity to cloud service providers is becoming more and more critical. An extensive interconnected nationwide network of fully connected IDCs is one of the key differentiators when enterprise customers select data center service providers.

Diversified customer base and high switching cost. Data center service providers who accumulated a large and diversified customer base are well positioned to maintain healthy long-term recurring revenues, timely ramp-up and high utilization rate. The diversified customer base in a variety of different industry verticals would make the business model more defensive. In addition, the customer churn is generally low as customers will incur significant switching costs if they move out equipment from existing data center facilities. Additionally, a large customer base is also important for wholesale customers such as cloud service providers to leverage the customer ecosystem.

Capabilities in providing full-stack IDC solutions and exceptional operational and technical expertise. There is an increasing need for data center service providers to provide full-stack solutions and a large variety of complementary value-added services, such as hybrid IT services, cloud managed services, interconnectivity, technical maintenance, and disaster recovery. Capability to develop unique and innovative solutions is crucial to retaining and monetizing from customers for future growth. In addition, it takes data center service providers’ decades of operational experience to build and operate data centers with low power usage effectiveness, short construction periods, high uptime and sustainable profitability. Furthermore, enterprise customers also prefer service providers with long track record of strong operational experience and longstanding strong reputation in the industry.

Leadership in operation with ESG commitments. In recent years, increasingly more enterprises are increasingly focused on and committed to corporate social responsibility and meeting society’s changing needs despite the challenging economic environment. In particular, since the data center service industry is proned to consume high level of energy during its operation, and being able its ability to establish energy-conserving and cost effective business model has become imperative and one of the most important differentiating factors for operators. The Chinese government has put forward a few proposals that call for greener and sustainable IDC construction and operations, such as National Integrated Big Data Center Collaborative Innovation System Computing Hub Implementation Plan (《全國一體化大數據中心協同創新體系算力樞紐實施方案》) and Three-year Action Plan (2021-2023) for the Development of New Data Centers (《新型數據中心發展三年行動計劃(2021-2023年)》). Enterprises now increasingly strive to create and establish ESG-related functions within their corporate structures.

Access to cost-effective capital. The data center service industry is a capital-intensive industry. Data center service providers are required to commit a large amount of capital for data center construction and equipment procurement before data centers commence operations. To cope with exponential growth in demand for data centers from enterprise customers and cloud service providers, access to capital in a cost effective and expeditious fashion is critical for capacity expansion. Leverage taken on the project level and financing cost will have an impact on investment returns and thus the competitiveness of data center service providers.

EMERGENCY OF CLOUD SERVICES AND RELATED MANAGED SERVICES IN CHINA

According to Frost & Sullivan, the cloud service industry has grown significantly from RMB60.0 billion in 2016 to RMB221.0 billion in 2020, achieving a CAGR of 38.5% from 2016 to 2020. It’s estimated that cloud service industry will continue to develop, achieving a CAGR of 24.9% from 2020 to 2025 and reaching RMB671.8 billion by the end of 2025, according to Frost & Sullivan.

Market Size of Cloud Service Industry in China, by Revenue

Source: Frost & Sullivan

The cloud service market in China is fragmented, with a large number of cloud services providers. As an increasing number of enterprises adopt hybrid cloud or multi-cloud strategies to avoid relying on a single cloud services provider, this has created a huge opportunity for service providers that are able to offer hybrid cloud and multi-cloud services. Among all the major players in cloud service industry in China, Microsoft Azure is a leading public cloud service provider in terms of revenue in 2020, according to Frost & Sullivan.